Universal Detection Technology
9595 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212

May 10, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9218

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Donald C. Hunt

Re:    Universal Detection Technology
       Registration Statement on Form SB-2 filed February 14, 2006 (File No. 333-131849)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Universal Detection Technology (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, May 12, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Universal Detection Technology

By:	/s/ Jacques Tizabi

Name: Jacques Tizabi Title: President and Chief Executive Officer